

Mail Stop 3233

December 8, 2016

Via E-mail
Benjamin S. Miller
Chief Executive Officer
Rise Companies Corp.
1519 Connecticut Avenue NW, Suite 200
Washington, D.C. 20036

      Re: Rise Companies Corp.
            Amendment No. 3 to
            Draft Offering Statement on Form 1-A
            Submitted November 23, 2016
            CIK No. 0001640967

Dear Mr. Miller:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Key Operating and Financial Metrics

Comparison of Six-Months ended June 30, 2015 and 2016, page 41

1. We note certain financial information has not been updated; for example, we note your discussion of gross origination and other acquisition fee revenue has not been provided for the interim period ended June 30, 2016. Please ensure you revise your offering statement to provide updated information, as applicable.

Directors, Executive Officers and Significant Employees

Recent Developments Regarding a Former Executive Officer, page 60

2. We note your disclosure regarding the Public Accounting Firm's report on the results of its investigation. Please tell us what consideration you gave to including a written consent from the Public Accounting Firm as an exhibit. Please refer to Item 17.11(a)(ii) of Part III to Form 1-A.

Financial Statements as of and for the six months ended June 30, 2016

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-38

3. We note your disclosure that the Company originates and underwrites loans acquired by its affiliates in the Company sponsored Programs, and that the Company recognizes such fees as fee income, not as an adjustment to yield. Please clarify for us how your revenue recognition policy complies with paragraph 2 of ASC 310-20-35. Within your response and in your filing, please clarify if such fees are recognized over the life of the loan or over a shorter period. Also, please tell us how you considered the fact that you consolidate the entities that acquired the loans.

Real Estate Debt Investments, page F-40

4. Please tell us how your policy for loan impairment is consistent with ASC 310-10.

Deferred Costs of eREITS, page F-40

5. It appears that you have recorded $1.1 million of amortization expense related to deferred offering and organization costs during the six months ended June 30, 2016 and that you have $0.6 million in unamortized deferred offering and organization cost as of June 30, 2016. Please tell us the amount of these costs that relate to offering costs and the amount that relate to organization costs. Please tell us how you determined it was appropriate to amortize these costs; with your response, please separately address offering costs and organization costs. To the extent any unamortized deferred costs are related to offerings that have been qualified by the SEC, please tell us how you determined it was appropriate to continue to defer such costs. Within your response, please reference the authoritative accounting literature relied upon.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel, Office of Real Estate
and Commodities

cc: Mark Schonberger (Via E-mail)
        Goodwin Procter LLP